

Mail Stop 4631

January 29, 2010

Mr. William R. Retterath
Chief Financial Officer
Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

>   **RE: Form 10-K for the year ended May 2, 2009**
>   **Forms 10-Q for the periods ended August 1, 2009 and October 31, 2009**
>   **Schedule 14A filed July 1, 2009**
>   **File No. 0-23246**

Dear Mr. Retterath:

We have limited our review to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED MAY 2, 2009</u>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18</u>

<u>Liquidity and Capital Resources, page 29</u>

1. We note your credit agreement contains certain covenants including the maintenance of tangible net worth of at least $75 million, a minimum liquidity ratio and a minimum adjusted fixed charge coverage ratio, among other restrictions. In future filings, please ensure that you clearly disclose the specific terms of any material debt covenants and whether you were in compliance with

the covenants as of the reporting date. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. Please show us in your supplemental response what the revisions will look like.

Item 8 – Financial Statements and Supplementary Data, page 33

Nature of Business and Summary of Significant Accounting Policies, page 39

2. We note your overall decreases in net sales and net income for the six months ended October 31, 2009 as compared to the six months ended November 1, 2008, specifically the significant decreases in your Commercial segment. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:
   - Identify the reporting unit;
   - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
   - The amount of goodwill;
   - A description of the assumptions that drive the estimated fair value;
   - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;
   - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
   If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for

guidance. Please show us in your supplemental response what the revisions will look like.

Item 15 - Exhibits and Financial Statement Schedules, page 62

3. We note that you did not include the documents constituting your credit facility with U.S. Bank National Association as an exhibit to your annual report on Form 10-K. Based on your disclosures in the Management's Discussion and Analysis section of the annual report, it appears that this credit facility represents a potentially significant source of liquidity for you, although we acknowledge you disclosure in the annual report that no amounts were outstanding under the credit facility as of May 2, 2009. We further note that you have filed the November 12, 2009 amendments to the credit facility via your current report on Form 8-K filed on November 12, 2009. To provide investors with access to all of the documents constituting the credit facility, please file all of the operative documents constituting the credit facility, including all of their operative exhibits and schedules, with your next periodic report or, if you prefer, a current report on Form 8-K.

DEFINITIVE PROXY STATEMENT FILED JULY 1, 2009

Fiscal Year 2009 Director Compensation, page 8
Stock Ownership and Retention Guidelines, page 9

4. We note that your directors have five years to meet the thresholds set forth in your stock ownership guidelines. In future filings, please disclose the then current status of your directors' compliance with your stock ownership guidelines.

Compensation Discussion and Analysis, page 10
Setting Executive Compensation, page 11

5. We note your disclosure that the compensation committee tries "to keep cash compensation levels for executives in the lower one-third of the companies in the peer group list." With a view towards future disclosure, please tell us where cash compensation levels actually fell with respect to this goal.

Base Salary, page 12

6. With a view towards future disclosure, please provide us with a materially complete discussion and analysis of the adjustments made to the base salaries of your named executive officers for fiscal 2009. In this regard, we note from the summary compensation table that each of your named executive officers received

an increase. In your response, you should address the factors that went into setting and adjusting the base salaries for fiscal 2009.

Non-Equity-Based Incentive Compensation Plan, page 12

7. We note your disclosure that "[t]he maximum level of the bonus varies from 4.5 months' compensation to 7 months' compensation for each officer." With a view towards future disclosure, please tell us how you define "compensation" for this purpose.

8. With a view towards future disclosure, please provide us with a materially complete discussion and analysis of how you determined the amounts of the cash incentive bonuses received by your named executive officers for fiscal 2009. In doing so, you may wish to address how the committee determined the percentage of base salary used to determine the amount of the cash incentive for each named executive officer. In addition, you may wish to address where the actual cash incentives received by the named executive officers fell with respect to the percentages of base salary that they could receive.

9. With a view towards future disclosure, please provide us with a materially complete discussion and analysis of how you determined the size of the equity award received by each of your named executive officers for fiscal 2009. In doing so, you may wish to address how the committee measured company performance for purposes of the equity award determinations. In addition, you may wish to address why the named executive officers received equity awards of different sizes.

Post-Employment Compensation, page 19
Potential Payments upon Termination of Employment or Change in Control, page 19

10. In future filings, please add to the table a row showing the total amount that would be received by each named executive officer under each of the circumstances covered by the table.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Melissa Rocha, Staff Accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief